Mail Stop 3561

December 1, 2006

Via Fax & U.S. Mail

Mr. Luo Weide
  Chief Financial Officer
CHINA EASTERN AIRLINES CORPORATION LIMITED
2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China

> **Re: China Eastern Airlines Corporation Limited**
> **Supplemental response letter dated November 28, 2006 regarding the Form**
> **20-F for the year ended December 31, 2005**
> **File No. 1-14550**

Dear Mr. Luo:

We have reviewed your supplemental response letter to us dated November 28, 2006 in response to our letter of comment dated October 30, 2006 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 20-F (Fiscal Year Ended December 31, 2005)

Operating and Financial Review and Prospects, page 34

Critical Accounting Policies: Maintenance and overhaul costs, page 47
and
Note 2(g) Maintenance and overhaul costs, page F-18

1.   We have reviewed your response to prior comment 1 and we believe that FASB Staff
        Position No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," (the
        "FSP") is applicable to both leased as well as owned aircraft and engines.
        Notwithstanding that the FSP does not amend paragraphs 3.66 and 3.67 of the existing
        AICPA Industry Audit Guide, "Audits of Airlines" (the "Audit Guide"), these paragraphs
        do not distinguish between the type of accounting method to be chosen for leased versus
        owned aircraft and engines, but rather requires that one of the acceptable methods, as
        described under the newly amended paragraphs 3.69 through 3.73 in the FSP, be applied.
        Thus the accounting method adopted is not specific as to whether the aircraft and engines
        are leased rather than owned. We believe the accounting for major overhauls for leased
        aircraft and engines are within the scope of the FSP, and that for U.S. GAAP purposes,
        your continued use of the accrual method would represent a reconciliation difference in
        the financial statements prepared under U.S. GAAP, upon the effective date of the FSP.
        Please confirm that you will comply or advise in detail.

                                            ****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
     Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
     Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Mr. Lyn F. Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief